Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 www.mayerbrown.com
January 7, 2019 VIA EDGAR AND OVERNIGHT DELIVERY
Tonya Aldave J. Nolan McWilliams U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Anchiano Therapeutics Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on November 27, 2018
CIK No. 0001534248

Dear Ms. Aldave and Mr. McWilliams:

This letter is being furnished on behalf of Anchiano Therapeutics Ltd. (the “Company”) in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter, dated December 11, 2018, to Frank G. Haluska, Chief Executive Officer of the Company, with respect to the above-referenced Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby publicly filing the Registration Statement via EDGAR. The Registration Statement has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from Amendment No. 1.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission January 7, 2019 Page 2

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1.	We note your response to prior comment 1. Please remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why the following statements are appropriate in the context in which they are made: the statement on page 1 regarding your belief that "the clinical trial program [you] have accomplished to date provides a foundation for the regulatory pathway to approval for commercialization and wide distribution of [your] product candidate"; and the statement on page 68 that "[t]aken together, [you] believe these results support a path to FDA and wider regulatory approval for inodiftagene."

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 1, 58 and 69 to qualify such statements.

Index to Consolidated Financial Statements
Notes to the Consolidated Financial Statements
NOTE 3—SIGNIFICANT ACCOUNTING POLICIES
I. Grants for participation in research and development expenses Page F-13, page F-13

2.	With respect to your response to our comment 15, please revise your disclosure to clarify that there is no requirement to transfer the intellectual property underlying the R&D if you abandon the research and development or otherwise cannot generate product or licensing revenues from the R&D.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on page F-14 to clarify such statements accordingly.

* * *

U.S. Securities and Exchange Commission January 7, 2019 Page 3

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Ali Perry at (212) 506-2608. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Ali Perry
Mayer Brown LLP

Frank G. Haluska
Anchiano Therapeutics Ltd.